FORM 6 – K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report on Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16
of the Securities Exchange Act of 1934

For the Month of November 2012

Gilat Satellite Networks Ltd.

(Translation of Registrant’s Name into English)

Gilat House, Yegia Kapayim Street
Daniv Park, Kiryat Arye, Petah Tikva, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   N/A

Attached hereto and incorporated by reference herein is Registrant's proxy statement and proxy card to shareholders dated November 21, 2012.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gilat Satellite Networks Ltd.
(Registrant)
By:	/s/ Alon Levy
Alon Levy
Corporate Secretary

Dated November 21, 2012

GILAT SATELLITE NETWORKS LTD.

Gilat House
21 Yegia Kapayim St.
Kiryat Arye
Petah Tikva 49130, Israel
____________________

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

To be held on December 31, 2012

To our Shareholders:

We cordially invite you to the Annual General Meeting of Shareholders of Gilat Satellite Networks Ltd. to be held at the offices of the Company at 21 Yegia Kapayim Street, Kiryat Arye, Petach Tikva 49130, Israel, on December 31, 2012 at 10 a.m. local time for the following purposes:

1.      To elect six members of the Board of Directors until our 2013 Annual General Meeting of Shareholders and until their successors have been duly elected and qualified;

2.      To ratify and approve compensation to our Directors (excluding External Directors and Directors who are employees of the Company), as described in the Proxy Statement.

3.      To ratify and approve the reappointment of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, as our independent registered public accountants for the fiscal year ending December 31, 2012, and for such additional period until the next annual general meeting of shareholders; and to authorize the Board of Directors to fix the compensation of our independent accountants;

4.      To report on our business for the year ended December 31, 2011 and receive and consider the Auditors’ Report and our Consolidated Financial Statements for the year ended December 31, 2011; and

5.      To transact any other business that may properly come before the meeting.

Our Board of Directors recommends that you vote in favor of all of the items, which are described in the attached Proxy Statement.

Proposals 1 and 3 are ordinary resolutions which require the affirmative vote of a majority of the ordinary shares voted in person or by proxy at the Meeting on the matter presented for passage. The votes of all shareholders voting on the matter will be counted.

Proposal 2 is a special resolution which requires the affirmative vote of a majority of the shares present, in person or by proxy, and voting on the matter, provided that either: (i) at least a majority of the shares of shareholders who are not controlling shareholders and who do not have a personal interest in the resolution are voted in favor of the resolution; or (ii) the total number of shares of shareholders who are not controlling shareholders and who do not have a personal interest in the resolution voted against the resolution does not exceed two percent of the outstanding voting power in the company.

Proposal 4 does not involve a vote of our shareholders.

Shareholders of record at the close of business on Monday, November 26, 2012 are entitled to notice of and to vote at the annual meeting and any adjournments thereof. You can vote either by mailing in your proxy or in person by attending the meeting.  Only proxies that will be received at the indicated address no later than 5:00 p.m. New York City time, on December 28, 2012, will be deemed received in a timely fashion and the votes therein will be recorded.  If you attend the meeting, you can revoke your proxy and vote your shares in person.  Detailed proxy voting instructions are provided both in the proxy statement and on the enclosed proxy card.

By Order of the Board of Directors, Amiram Levinberg Chairman of the Board of Directors

November 21, 2012

GILAT SATELLITE NETWORKS LTD.

Gilat House
21 Yegia Kapayim St.
Kiryat Arye
Petah Tikva 49130, Israel
______________________

PROXY STATEMENT

ANNUAL GENERAL MEETING OF SHAREHOLDERS
To be held on December 31, 2012

This Proxy Statement is furnished to the holders of ordinary shares of Gilat Satellite Networks Ltd. ("Gilat", "we", "our" or the "Company") in connection with the solicitation of proxies by the Board of Directors of the Company for use at the Annual General Meeting of Shareholders of the Company to be held at the offices of the Company at 21 Yegia Kapayim Street, Kiryat Arye, Petach Tikva 49130, Israel, on December 31, 2012, at 10 a.m. local time, and at any adjournment thereof, pursuant to the accompanying Notice of our 2012 Annual General Meeting of Shareholders (the "Meeting").

The Notice of Meeting, this Proxy Statement and the enclosed proxy card are being mailed to our shareholders on or about November 28, 2012.

Purpose of the Annual General Meeting

At the Meeting, our shareholders will be asked to vote upon the following matters: (i) election of six members of the Board of Directors  until our 2013 Annual General Meeting of Shareholders and until their successor is appointed; (ii) ratification and approval of compensation to our Directors (excluding External Directors and Directors who are employees of the Company); (iii) ratification and approval of the reappointment of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, as our independent registered public accountants for the fiscal year ending December 31, 2012, and for such additional period until the next annual general meeting of shareholders; and authorizing the Board of Directors to fix their compensation. In addition, our auditor’s report and consolidated financial statements for the year ended December 31, 2011 will be received and considered at the Meeting.

We are currently unaware of any other matters that will come before the Meeting.

Voting at the Meeting

Only holders of record of our ordinary shares, nominal value NIS 0.20 per share, as of the close of business on November 26, 2012, are entitled to notice of, and to vote in person or by proxy, at the Meeting.  Shareholders can vote their ordinary shares at the Meeting in person or by mail:

•
Voting in Person.  If your shares are registered directly in your name with our transfer agent (i.e. you are a “registered shareholder”), you may attend and vote in person at the Meeting.  If you are a beneficial owner of shares registered in the name of your broker, bank, trustee or nominee (i.e. your shares are held in “street name”), you are also invited to attend the Meeting; however, to vote in person at the Meeting as a beneficial owner, you must first obtain a “legal proxy” from your broker, bank, trustee or nominee, as the case may be, authorizing you to do so.

•
Voting by Mail.  You may submit your proxy by mail by completing, signing and mailing the enclosed proxy card in the enclosed, postage-paid envelope, or, for shares held in street name, by following the voting instructions provided by your broker, bank, trustee or nominee.  The proxy must be received by our transfer agent or at our registered office in Israel by no later than 5:00 p.m., on December 28, 2012, to be validly included in the tally of ordinary shares voted at the Meeting.  Upon the receipt of a properly signed and dated proxy in the form enclosed, the persons named as proxies therein will vote the ordinary shares represented thereby in accordance with the instructions of the shareholder indicated thereon, or, if no direction is indicated, in accordance with the recommendations of our Board of Directors.

Abstentions with respect to any of the matters submitted to shareholders will not be included in the number of shares deemed to have voted on such matters at the Meeting and will therefore have no effect on the outcome of the vote with respect to such matters, although abstentions will be counted to determine if a quorum is present.

Solicitation of Proxies

We will bear all expenses of this solicitation. In addition to the solicitation of proxies by mail, our Directors, officers and employees, without receiving additional compensation therefor, may solicit proxies by telephone, facsimile, in person or by other means.  We may also engage a professional proxy solicitation firm, the costs of which will be borne by us.  Brokerage firms, nominees, fiduciaries and other custodians have been requested to forward proxy solicitation materials to the beneficial owners of our ordinary shares held of record by such persons, and we will reimburse such brokerage firms, nominees, fiduciaries and other custodians for reasonable out-of-pocket expenses incurred by them in connection therewith.

Revocation of Proxy

If you are a registered shareholder, you may change your vote at any time prior to the exercise of authority granted in the proxy by delivering a timely written notice of revocation to our Corporate Secretary, by granting a new proxy bearing a later date, or by attending the Meeting and voting in person. Attendance at the Meeting will not cause your previously granted proxy to be revoked unless you specifically so request. If your shares are held in street name, you may change your vote by submitting new voting instructions to your broker, bank, trustee or nominee or, if you have obtained a legal proxy from your broker, bank, trustee or nominee giving you the right to vote your shares, by attending the Meeting and voting in person.

Any written instrument revoking a proxy should be received, no later than 5:00 p.m., New York City time, on December 28, 2012, by Gilat Satellite Networks Ltd., c/o American Stock Transfer & Trust Company, 6201 15th Ave., Brooklyn, NY 11219.

Required Votes

Each ordinary share is entitled to one vote on each matter to be voted on at the Meeting. Our articles of association do not provide for cumulative voting for the election of the Directors or for any other purpose.

Proposals 1 and 3 are ordinary resolutions which require the affirmative vote of a majority of the ordinary shares voted in person or by proxy at the Meeting on the matter presented for passage. The votes of all shareholders voting on the matter will be counted.

Proposal 2 is a special resolution which requires the affirmative vote of a majority of the shares present, in person or by proxy, and voting on the matter, provided that either: (i) at least a majority of the shares of shareholders who are not controlling shareholders and who do not have a personal interest in the resolution are voted in favor of the resolution; or (ii) the total number of shares of shareholders who are not controlling shareholders and who do not have a personal interest in the resolution and are voted against the resolution does not exceed two percent of the outstanding voting power in the company.

Proposal 4 does not involve a vote of our shareholders.

In tabulating the voting result for any particular proposal, shares that constitute broker non-votes and abstentions are not considered votes cast on that proposal, but they will be counted to determine if a quorum is present. Unsigned or unreturned proxies, including those not returned by banks, brokers, or other record holders, will not be counted for voting purposes.

Quorum

The presence, in person or by properly executed proxy, of two or more shareholders, holding shares conferring in the aggregate at least 25% of the voting power of the Company, is necessary to constitute a quorum at the Meeting.  If within one-half of an hour from the time appointed for the Meeting a quorum is not present, the Meeting will be adjourned to the same day in the next week, at the same time and place, or to such later day and at such other time and place as the Chairman of the Meeting may determine with the consent of a majority of the voting power present at the meeting, in person or by proxy, and voting on the question of adjournment.

Shares Outstanding

As of November 19, 2012, the Company had 41,534,658 ordinary shares outstanding. American Stock Transfer & Trust Company is the transfer agent and registrar for our ordinary shares.

AFTER CAREFUL CONSIDERATION, OUR BOARD OF DIRECTORS HAS APPROVED THE PROPOSALS DESCRIBED IN THIS PROXY STATEMENT AND RECOMMENDS THAT OUR SHAREHOLDERS VOTE “FOR” EACH OF THE NOMINEES FOR DIRECTOR NAMED IN THIS PROXY STATEMENT AND "FOR" EACH OF THE PROPOSALS SET FORTH IN THIS PROXY STATEMENT.

I.  ELECTION OF DIRECTORS
(Item 1 on the Proxy Card)

Each of our Directors, with the exception of our external Directors, serves an approximately one-year term from one annual general meeting to the next or until that Director’s successor is appointed, and may be re-elected upon completion of their term of office.

In general, the NASDAQ Stock Market Rules require that the Board of Directors of a NASDAQ-listed company have a majority of independent Directors and its audit committee must have at least three members and be comprised only of independent Directors, each of whom satisfies the respective “independence” requirements of NASDAQ.  However, foreign private issuers, such as our company, are generally permitted to follow home country corporate governance practices instead of the comparable requirements of the NASDAQ Stock Market Rules.  Our Board of Directors has determined that three out of the six persons who are nominated for election to our Board of Directors, and our two external Directors, qualify as independent Directors under NASDAQ requirements.

In accordance with Israeli law and practice, our Board of Directors is authorized to recommend to our shareholders Director nominees for election. Accordingly, our Board, with the recommendation of the Nominating Committee of our Board of Directors, has nominated such Directors for election to our Board of Directors.  We are unaware of any reason why any of the nominees, if elected, should be unable to serve as a Director. All nominees listed below have advised our  Board of Directors that they intend to serve as Director if elected.

Messrs Jeremy Blank, Gilead Halevy and Amiram Levinberg are nominated for re-election. Dr. Ehud Ganani, Ms. Karen Sarid and Mr. Izhak Tamir, who have served on our Board of Directors since July 2005, are not seeking re-election.   Messrs  Amiram Boehm, Ishay Davidi and Kainan Rafaeli are nominated to be elected to our Board of Directors for the first time. Our Board of Directors currently has two external Directors under Israeli law, Dr. Leora Meridor and Mr. Haim Benyamini, who continue in office.

Nominees for the Board of Directors of the Company

It is proposed that at the Meeting each of the following persons be elected to serve as a member of the Board of Directors of the Company until the next Annual General Meeting of Shareholders and until their successors have been duly elected and qualified.

Name	Age
Jeremy Blank	34
Amiram Boehm	41
Ishay Davidi	50
Gilead Halevy	46
Amiram Levinberg	57
Kainan Rafaeli	57

The following information concerning the nominees is based on the records of the Company and information furnished to it by the nominees:

Jeremy Blank has served on our Board of Directors since July 2005.  Mr. Blank is a partner and senior managing Director with York Capital Management (“York”). Mr. Blank joined York in March 2005.  York is a private investment fund based in New York with approximately $16 billion in assets under management.  York was founded in 1991 and specializes in value oriented and event driven equity and credit investments.  In addition, during the years 1999 through the beginning of 2005, Mr. Blank worked as a vice president within Morgan Stanley’s fixed income department and earlier in his career in Morgan Stanley’s mergers and acquisitions department.  Mr. Blank graduated from Yeshiva University in New York City with a Bachelor’s degree in Finance.

Amiram Boehm has been a Partner at the FIMI Opportunity Funds, Israel’s largest private equity funds, since 2004. Mr. Boehm serves as the Managing Partner and Chief Executive Officer of FITE GP (2004), and as a director at Scope Metal Trading, Ltd., a company traded on the Tel Aviv Stock Exchange (TASE), Ormat Technologies Inc., a company traded on the New York Stock Exchange, Ham-Let Ltd (TASE) and Inter Industries, Ltd. (TASE). Mr. Boehm previously served as a director at Global Wire Ltd (TASE), Telkoor Telecom Ltd. (TASE), Melta PCB Ltd. and Solbar Industries, Ltd. (TASE). Prior to joining FIMI, from 1999 until 2004, Mr. Boehm served as Head of Research at Discount Capital Markets, the investment arm of Israel Discount Bank. Mr. Boehm holds a B.A. in Economy and a LL.B. from Tel Aviv University, and a Joint M.B.A from Northwestern University and Tel Aviv University.

Ishay Davidi is the Founder and Chief Executive Officer of the FIMI Opportunity Funds, Israel’s largest private equity funds, since 1996. Mr. Davidi currently serves as a director at Retalix Ltd., a company traded on the NASDAQ and the TASE, and at Scope Metals Group Ltd. (TASE), Inrom Industries Ltd. and Ormat Industries Ltd. (TASE). Mr. Davidi previously served as the Chairman of the Board of Directors of Retalix from August 2008 until January 2010, of Tefron, Ltd. (New York Stock Exchange and TASE) and of Tadir-Gan (TASE), and as a director at Tadiran Communications, Ltd. (TASE), Lipman Electronic Engineering, Ltd. (NASDAQ and TASE), Merhav Ceramic and Building Materials Center, Ltd. (TASE), TAT Technologies, Ltd. (NASDAQ and TASE), Orian C.M. Ltd. (TASE), Ophir Optronics Ltd. (TASE) and Formula Systems, Ltd. (NASDAQ and TASE). Prior to establishing FIMI, from 1993 until 1996, Mr. Davidi was the Founder and Chief Executive Officer of Tikvah Fund, a private Israeli investment fund. From 1992 until 1993 Mr. Davidi was the Chief Executive Officer of Zer Science Industries Ltd., a developer of diagnostics equipment for the healthcare industry. Mr. Davidi holds a B.Sc. in Industrial and Management Engineering from Tel Aviv University, Israel, and an M.B.A. from Bar Ilan University, Israel.

Gilead Halevy has served on our Board of Directors since January 2011. Mr. Halevy is a founding member and general partner of Kedma Capital Partners, a leading Israeli private equity fund.  Mr. Halevy is a member of Kedma's investment committee.  Prior to establishing Kedma, Mr. Halevy was a Director of Giza Venture Capital from April 2001 to January 2006, where he led investments in communications and information technology companies, and directed Giza's European business activities.  Previously, from 1998 to 2001, Mr. Halevy practiced law at White & Case LLP, where he advised in connection with mergers and acquisitions in the Telecom Media and Technology group. Mr. Halevy was also a founding member of the White & Case Israel practice group during that time. From 1993 to 1998, he was a senior associate with Zellermayer & Pelossof, one of Israel's leading commercial law firms, where he advised in connection with public securities, cross-border mergers and acquisitions and private equity transactions. Mr. Halevy currently serves as Chairman of Brand Industries Ltd. (TASE: BRND), Vice Chairman of the Marina Galil Group and Chairman of Hatehof Industries Ltd. Mr. Halevy holds an LL.B. (magna cum laude) and B.A. in Humanities (interdisciplinary course for exceptional students), both from the Hebrew University.

Amiram Levinberg co-founded our Company and served as a member of our Board of Directors since our inception and until April 2004. Since July 18, 2005, Mr. Levinberg has served as our Chairman of the Board. From July 18, 2005 until December 31, 2011, Mr. Levinberg also served as our Chief Executive Officer.  From July 1995 and until April 15, 2003, Mr. Levinberg served as our President.  Until 2002, Mr. Levinberg also served as our Chief Operating Officer.  From 1987 and until July 1995, Mr. Levinberg served as our Vice President of Engineering.  From 1977 to 1987, Mr. Levinberg served in a research and development unit of the Israel Defense Forces, where he managed a large research and development project. Mr. Levinberg was awarded the Israel Defense Award in 1988. Mr. Levinberg also serves on the Board of Directors of Orckit Communications Ltd., a company traded on the NASDAQ Global Market, Cardboard Industries, and Kargal, a cardboard manufacturer in Israel.  Mr. Levinberg holds a B.Sc. degree in Electrical Engineering and Electronics and an M.Sc. degree in Digital Communications, both from the Technion - Israel Institute of Technology in Haifa.

Kainan Rafaeli is a private investor and has been serving since September 2009 as the Chairman of Senso Optics Ltd., an Israeli defense contractor. Mr. Rafaeli was a founder, shareholder and CEO of Kinetics Ltd., an Israeli company which develops and manufactures hydraulic, air conditioning, NBC protection and electric systems for military vehicles and aircraft, from 1985 until 2009. From 1999 until 2009 he was also the CEO of Real Time Laboratories LLC, a US based defense contractor. Mr. Rafaeli holds a BSc. in Mechanical Engineering from the Technion - Israel Institute of Technology in Haifa and an MBA from Tel Aviv University.

The affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting, in person or by proxy, entitled to vote and voting on the matter, will be necessary for shareholder approval of the election of each of the Director nominees named above.

It is therefore proposed that at the Meeting the following resolution be adopted:

 “RESOLVED, to re-elect Jeremy Blank, Gilead Halevy and Amiram Levinberg and to elect  Amiram Boehm, Ishay Davidi and Kainan Rafaeli, as members of the Board of Directors of the Company, to serve until the next Annual General Meeting of Shareholders and until their successors have been duly elected and qualified.”

The Board of Directors recommends a vote FOR the election of each nominee for Director named above.

II.           RATIFICATION AND APPROVAL OF COMPENSATION TO DIRECTORS
(Item 2 on the Proxy Card)

We pay to our non-employee Directors and external Directors compensation in the form of an annual fee, payable quarterly, of approximately NIS 92,500 (currently equivalent to approximately $23,500) and a per meeting attendance fee of approximately NIS 1,900 (currently equivalent to approximately $480), as well as compensation for telephonic participation in Board and committee meetings in an amount of 60% of what is received for physical participation.  Such amounts are subject to adjustment for changes in the Israeli Consumer Price Index and changes in the amounts payable pursuant to Israeli law from time to time. In 2011, our then non-employee Directors and external Directors were each granted  options to purchase 50,000 of our ordinary shares.

 The Board of Directors and the Compensation and Audit Committees recommend that the cash and option compensation described above shall apply, until the next Annual General Meeting, also to the three first time elected Directors (i.e., Amiram Boehm, Ishay Davidi and Kainan Rafaeli) and to Directors appointed in the future to fill vacancies in accordance with the provisions of our Articles of Association.

The exercise price of newly granted options  to Directors shall be equal to the closing price of the Company’s ordinary shares on the NASDAQ Global Select Market on the date they are elected (i.e., the  date of the Meeting for Messrs  Boehm, Davidi and Rafaeli) or appointed to fill in a vacancy. The options shall vest and become exercisable quarterly over a three years’ period so long as the Director continues to serve in office, and shall remain exercisable for 12 months following cessation or termination of service (other than for cause).

While considering the proposed compensation, the Board of Directors and the Compensation and Audit Committees concluded that the Director compensation is necessary to attract and retain prominent executive talent, to reward them for the achievement of the Company's long-term strategic goals, to link Director compensation and shareholder interests through equity-based plans, and to recognize and reward contributions to the Company’s performance and long-term success. When setting the compensation, the Committees evaluated and intend to continue to evaluate on an annual basis the performance of the Company, and to compare the Company's performance and compensation structure with those of other issuers and companies, similarly sized, and engaged in activities similar to those of the Company.

 It is therefore proposed that at the Meeting the following resolution be adopted:

“RESOLVED, to ratify and approve the cash compensation to all Directors (other than external Directors and Directors who are employees of the Company) and the grant, to the three first time elected Directors and to any Directors appointed in the future to fill vacancies in accordance with the provisions of our Articles of Association, of options to purchase 50,000 ordinary shares of the Company, all as described in the Proxy Statement.”

The approval of this Proposal II requires the affirmative vote of a majority of the shares present, in person or by proxy, and voting on the matter, provided that either: (i) at least a majority of the shares of shareholders who are not controlling shareholders and do not have a Personal Interest in the resolution are voted in favor of the proposed resolution; or (ii) the total number of shares of shareholders who are not controlling shareholders and do not have a Personal Interest in the resolution and are voted against the proposed resolution does not exceed two percent of the outstanding voting power in the Company.

Each shareholder voting at the Meeting or prior thereto by means of the accompanying Proxy Card is requested to indicate if he, she or it has a Personal Interest in connection with this Proposal II. If any shareholder casting a vote in connection hereto does not explicitly indicate on the proxy card that he, she or it has a Personal Interest with respect to this Proposal II, then by signing the Proxy Card and submitting it, such shareholder declares that he, she or it has no Personal Interest in connection with this Proposal II.

“Personal Interest” is defined as: a shareholder’s personal interest in the approval of an act or a transaction of the Company, including (i) the personal interest of his or her relative (which includes for these purposes any members of his/her (or his/her spouse's) immediate family or the spouses of any such members of his or her (or his/her spouse's) immediate family); and (ii) a personal interest of a body corporate in which a shareholder or any of his/her aforementioned relatives serves as a Director or the chief executive officer, owns at least 5% of its issued share capital or its voting rights or has the right to appoint a Director or chief executive officer, but excluding a personal interest arising solely from the fact of holding shares in the Company or in a body corporate.

 The Board of Directors recommends a vote FOR the foregoing resolution.

III.  RATIFICATION AND APPROVAL OF REAPPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTANTS
(Item 3 on the Proxy Card)

Kost Forer Gabbay & Kasierer, registered public accountants, and a Member of Ernst & Young Global, has been our independent public accountants for over six years.  At the Meeting, shareholders will be asked to ratify and approve the re-appointment of Kost Forer Gabbay & Kasierer as our independent registered public accountants for the fiscal year ending December 31, 2012 and for such additional period until the next annual general meeting of shareholders.  As a result of Kost Forer Gabbay & Kasierer’s familiarity with our operations and their reputation in the auditing field, our Audit Committee and Board of Directors believe that the firm has the necessary personnel, professional qualifications and independence to act as our independent registered public accountants.

At the Meeting, shareholders will also be asked to provide the Board of Directors with general authorization to determine the compensation of our independent registered public accountants. The Board of Directors will set the compensation following pre-approval and recommendation of the Company’s Audit Committee. The following table sets forth, with respect to fiscal year 2011, the fees billed to us by Kost Forer Gabbay & Kasierer and the percentage of each of the fees out of the total amount paid to it.

Services Rendered	Fees	Percentages
Audit Fees (1)	$927,500	94.09%
Tax Fees (2)	58,304	5.91%
Other	-------	------
Total	$985,804	100%

 (1)         Audit fees are fees for audit services, including fees associated with the annual audit, services provided in connection with audit of our internal control over financial reporting and audit services provided in connection with other statutory or regulatory filings.

 (2)         Tax fees are fees for professional services rendered for tax compliance, tax planning and tax advice on actual or contemplated transactions.

      In accordance with the Company’s procedures, our Audit Committee has approved all audit and non-audit services provided to the Company and to its subsidiaries during the periods listed above.

It is therefore proposed that at the Meeting the following resolution be adopted:

“RESOLVED, that Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, be, and hereby is, reappointed as independent registered public accountants of the Company for the fiscal year ending December 31, 2012 and for such additional period until the next annual general meeting of shareholders; and that the Board of Directors of the Company be, and hereby is, authorized to fix now and in the future the compensation of the Company’s independent accountants."

If the appointment of Kost Forer Gabbay & Kasierer is not approved by our shareholders, or if Kost Forer Gabbay & Kasierer ceases to act as our independent registered public accountants, the Board will recommend another independent registered public accounting firm.

The affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting, in person or by proxy, entitled to vote and voting on the matter, is required to approve the foregoing resolution.

The Board of Directors and Audit Committee recommend a vote FOR the foregoing resolution.

  IV.    CONSIDERATION OF THE AUDITORS' REPORT AND THE
CONSOLIDATED FINANCIAL STATEMENTS

At the Meeting, the auditor’s report and consolidated financial statements for the year ended December 31, 2011 will be presented.  This item will not involve a vote of the shareholders.

Our Board of Directors recommends that the shareholders receive and consider the Auditors' Report and the Consolidated Financial Statements of Gilat for the fiscal year ended December 31, 2011. Gilat’s 2011 Consolidated Financial Statements are published as part of our 2011 annual report on Form 20-F, and can be viewed on our website at www.gilat.com, as well as through the EDGAR website of the SEC at www.sec.gov. A shareholder interested in receiving a copy free of charge may contact the Company’s corporate secretary for such purpose. None of the auditor’s report, consolidated financial statements, the Form 20-F or the contents of our website form part of the proxy solicitation material.

V.   OTHER MATTERS

The Meeting is called for the purposes set forth in the Notice accompanying this Proxy Statement.  As of the date of the Notice, the Board of Directors knows of no business that will be presented for consideration at the Meeting other than the foregoing matters.  If other matters not now known properly come before the Meeting, however, it is intended that the persons named as proxies or their substitutes will vote the shares in accordance with their best judgment with respect to such matters.

ADDITIONAL INFORMATION

Security Ownership of Certain Beneficial Owners and Management

The following table sets forth certain information with respect to the beneficial ownership of ordinary shares as of November 19, 2012 (including options exercisable within 60 days) with respect to: (i) each person who is believed by us to be the beneficial owner of more than 5% of the ordinary shares; and (ii) all Directors and officers as a group.  The information in this table is based on  41,534,658 ordinary shares outstanding as of November 19, 2012. Except where otherwise indicated, we believe, based on information furnished by the owners, that the beneficial owners of the ordinary shares listed below have sole investment and voting power with respect to such shares, subject to any applicable community property laws.

Name	Number of Ordinary Shares Beneficially Owned (1)	Percentage of Outstanding Ordinary Shares (1)(2)
York Capital Management (3)	8,121,651	19.6%
FIMI Funds (4)	7,670,203	18.5%
All officers and Directors as a group (21 persons)	2,723,768	6.6%
_________________________
(1)
Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities.  Ordinary shares relating to options currently exercisable or exercisable within 60 days of the date of this table are deemed outstanding for computing the percentage of the person holding such securities but are not deemed outstanding for computing the percentage of any other person.  Except as indicated by footnote, and subject to community property laws where applicable, the persons named in the table above have sole voting and investment power with respect to all shares shown as beneficially owned by them.

(2)	Based on 41,534,658 ordinary shares issued and outstanding as of November 19, 2012.

(3)
The information in this table is based on Amendment No. 8 to Schedule 13D filed on September 20, 2011 by York Capital Management Global Advisors, LLC, a New York limited liability company (“YGA”) with respect to:  (i) 572,569 ordinary shares directly owned by York Capital Management, L.P., a Delaware limited partnership; (ii) 5,556,527 ordinary shares directly owned by York Multi-Strategy Master Fund, L.P., a Cayman Islands exempted limited partnership; (iii) 301,080 ordinary shares directly owned by York Credit Opportunities Fund, L.P., a Delaware limited partnership; (iv) 645,709 ordinary shares directly owned by York Credit Opportunities Master Fund, L.P., a Cayman Islands exempted limited partnership; (v) 558,610 ordinary shares directly owned by Jorvik Multi-Strategy Master Fund, L.P., a Cayman Islands exempted limited partnership; and (vi) 487,156 ordinary shares directly owned by an account managed by York Managed Holdings, LLC (such account, the “Managed Account”). YGA, the sole managing member of the general partner of each of the entities numbered (i)-(v) above and the sole managing member of York Managed Holdings, LLC, exercises investment discretion over such investment funds and the Managed Account.  The principal business address of each of these entities is c/o York Capital Management Global Advisors, LLC, 767 Fifth Avenue, 17th Floor, New York, New York, 10153.

(4)
Based on a Schedule 13D/A filed on November 15, 2012 and information provided to the Company by the shareholder, FIMI Opportunity IV, L.P., FIMI Israel Opportunity IV, Limited Partnership (the “FIMI IV Funds”), FIMI Opportunity V, L.P., FIMI Israel Opportunity Five, Limited Partnership (the "FIMI V Funds" and together with the FIMI IV Funds, the "FIMI Funds"), FIMI IV 2007 Ltd., FIMI FIVE 2012 Ltd., Shira and Ishay Davidi Management Ltd. and Mr. Ishay Davidi share voting and dispositive power with respect to the 7,670,203 shares held by the FIMI Funds. FIMI IV 2007 Ltd. is the managing general partner of the FIMI IV Funds.  FIMI FIVE 2012 Ltd. is the managing general partner of the FIMI V Funds. Shira and Ishay Davidi Management Ltd. controls FIMI IV 2007 Ltd. and FIMI FIVE 2012 Ltd. Mr. Ishay Davidi controls Shira and Ishay Davidi Management Ltd. and is the Chief Executive Officer of all the entities listed above. The principal business address of each of the above entities and of Mr. Davidi is c/o FIMI IV 2007 Ltd., Electra Tower, 98 Yigal Alon St., Tel-Aviv 67891, Israel.

Board Practices

Election of Directors

Pursuant to our Articles of Association, each beneficial owner of 14% or more of our issued and outstanding ordinary shares is entitled to appoint, at each annual general meeting of our shareholders, one member to our Board of Directors (“Appointed Director”), provided that a total of not more than four Appointed Directors are so appointed. In the event that more than four qualifying beneficial owners notify us that they desire to appoint a member to our Board of Directors, only the four shareholders beneficially owning the greatest number of shares will each be entitled to appoint a member to our Board of Directors. As of this date, no beneficial owner of 14% or more of our issued and outstanding share capital has exercised its right to appoint a Director.

So long as our ordinary shares are listed for trading on NASDAQ, we may require that any such Appointed Director qualify as an “independent Director” as provided for in the NASDAQ rules then in effect. Our Board of Directors has the right to remove any such Appointed Director when the beneficial ownership of the shareholder who appointed such Director falls below 14% of our ordinary shares.

Our Articles of Association provide that a majority of the voting power at the annual general meeting of our shareholders will elect the remaining members of the Board of Directors (or all Directors if no shareholder exercises its right to appoint an Appointed Director), including external Directors as required under the Companies Law. At any annual general meeting at which Directors are appointed pursuant to the preceding paragraph, the calculation of the vote of any beneficial owner who appointed an Appointed Director will not take into consideration, for the purpose of electing the remaining Directors, ordinary shares constituting 14% of our issued and outstanding ordinary shares held by such appointing beneficial owner.

The holders of a majority of the voting power represented at a general meeting of our shareholders in person or by proxy will be entitled to remove any Director(s), other than external Directors and Appointed Directors, and elect Directors instead of the Directors so removed.

Our Board of Directors may also appoint additional directors, whether to fill a vacancy or to expand the Board of Directors up to the total number of directors as determined by our general meeting. Such directors will serve until the next general meeting of our shareholders following such appointment.

Our Articles of Association further provide that the Board of Directors may delegate all of its powers to committees of the Board of Directors as it deems appropriate, subject to the provisions of applicable law.

External Directors and Independent Directors

External Directors. Under the Israeli Companies Law, public companies are required to elect two external Directors who must meet specified standards of independence.

Our Board of Directors currently has two external Directors under Israeli law, Dr. Leora Meridor and Mr. Haim Benyamini. Dr. Meridor, who was initially elected to serve as an external Director at our special general meeting of shareholders held on August 30, 2005, was re-elected for an additional three year period at our annual general meeting of shareholders held on December 30, 2008 and was again re-elected for a third three year term at our annual general meeting of shareholders held on December 29, 2011.  Mr. Benyamini, who was initially elected to serve as an external Director at our special general meeting of shareholders held in February 2005, was re-elected for an additional three year period at our special general meeting of shareholders held on May 28, 2008 and was again re-elected for a third three year term at our annual general meeting of shareholders held on January 31, 2011.

Independent Directors.  In general, the NASDAQ Stock Market Rules require that the Board of Directors of a NASDAQ-listed company have a majority of independent Directors, within the meaning of the NASDAQ Stock Market Rules. Our Board of Directors has determined that our two external Directors, and three out of the six persons nominated for election, namely, Messrs Halevy, Boehm and Rafaeli, qualify as independent Directors under NASDAQ requirements.

Committees of the Board of Directors

Audit Committee. Under the Companies Law, publicly traded companies must establish an Audit Committee. The Audit Committee must consist of at least three members, and must include all of the company's external Directors. A majority of an audit committee must be comprised of “independent Directors” (as such term is defined in the Companies Law). The Chairman of the Board of Directors, any Director employed by the Company or providing services to the Company on a regular basis, any controlling shareholder and any relative of a controlling shareholder may not be a member of the Audit Committee. An Audit Committee may not approve an action or a transaction with an officer or Director, a transaction in which an officer or Director has a personal interest, a transaction with a controlling shareholder and certain other transactions specified in the Companies Law, unless at the time of approval two external Directors are serving as members of the Audit Committee and at least one of the external Directors was present at the meeting in which an approval was granted.

In addition, the NASDAQ Stock Market Rules require that publicly traded companies establish an Audit Committee comprised of at least three members, all of whom must be independent Directors, each of whom is financially literate and satisfies the respective “independence” requirements of the SEC and NASDAQ and one of whom has accounting or finance expertise or experience at senior levels with financial oversight responsibilities within a company.

Our Audit Committee assists our Board of Directors in overseeing the accounting and financial reporting processes of our company and audits of our financial statements, including: the integrity of our financial statements, the compliance with legal and regulatory requirements, our independent registered public accountants’ qualifications, independence and compensation, and the performance of our internal audit. In addition the Audit Committee is charged with finding any defects in the business management of our company and proposing to our Board of Directors ways to correct such defects, determining whether certain related party actions and transactions are "material" or "extraordinary" in connection with their approval procedures, approving related-party transactions as required by Israeli law, establishing whistle blower procedures (including in respect of the protections afforded to whistle blowers) and such other duties as may be directed by our Board of Directors.  The Audit Committee may consult from time to time with our independent auditors and internal auditor with respect to matters involving financial reporting and internal accounting controls. The Audit Committee also approves the terms of employment of our chief executive officer and all other executive officers.

We have elected to follow Israeli law  instead of NASDAQ rules with respect to the composition of our Audit Committee.  Our Audit Committee, up until the date of the Meeting, consists of Mr. Benyamini, Dr. Meridor, Ms. Sarid and Mr. Tamir. Following the Meeting, our Board of Directors intends to designate a new Audit Committee.

Mr. Benyamini, Dr. Meridor and Ms. Sarid satisfy the respective “independence” requirements of the SEC, NASDAQ and Israeli law for Audit Committee members. Mr. Tamir does not qualify as an independent Director within the meaning of NASDAQ Listing Rules, however, he does satisfy the independence requirements of the SEC and the Israeli Companies Law for Audit Committee members. Dr. Meridor qualifies to serve as the Audit Committee’s financial expert as required by applicable law. The Audit Committee meets at least once each quarter.

Compensation and Stock Option Committee (“Compensation Committee”). Our Board of Directors has established a Compensation Committee, which is authorized to determine all compensations issues, including the administration of our option plans, subject to general guidelines determined by our Board of Directors from time to time.  The Compensation Committee also makes recommendations to our Audit Committee and Board of Directors in connection with the terms of employment of our Chief Executive Officer and all other executive officers.

Our Compensation Committee currently consists of Mr. Benyamini, Dr. Meridor and Ms. Sarid.  All of the members of our Compensation Committee are independent Directors, within the meaning of NASDAQ rules.  We have elected to follow Israeli law instead of NASDAQ requirements with respect to independent Director oversight of executive compensation.   Following the Meeting, our Board of Directors intends to designate a new Compensation Committee.

Nominating Committee.  Although we are not required to do so under Israeli law, our Board of Directors has established a Nominating Committee, which is authorized to recommend nominees for election to the Board of Directors by our shareholders at the annual general meeting of shareholders.  Our Nominating Committee currently consists of Mr. Benyamini, Dr. Meridor, Ms. Sarid and Mr. Ganani.  All of the members of our Nominating Committee are independent Directors, within the meaning of NASDAQ rules. Following the Meeting, our Board of Directors intends to designate a new Nominating Committee.

Shareholder Communications with the Board of Directors

Our shareholders may communicate with the members of our Board of Directors by writing directly to the Board of Directors or specified individual Directors to the attention of:

Alon Levy, Corporate Secretary
Gilat Satellite Networks Ltd.
21 Yegia Kapayim Street
Kiryat Arye
Petah Tikva 49130 Israel
Email: alonl@gilat.com

Our Corporate Secretary will deliver any shareholder communications to the specified individual Director, if so addressed, or to one of our Directors who can address the matter.

GILAT SATELLITE NETWORKS LTD.
THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The undersigned hereby appoints Alon Levy, Michal Lavee Machlav, Yael Shofar and Tal Vilnai, or any of them, attorneys or attorney- in-fact, for and in the name(s) of the undersigned, with power of substitution and revocation in each to vote any and all ordinary shares, nominal value NIS 0.20 per share, of Gilat Satellite Networks Ltd. (the "Company"), which the undersigned would be entitled to vote as fully as the undersigned could if personally present at the Annual General Meeting of Shareholders of the Company to be held on Monday, December 31st, 2012 at 10:00 a.m. (local time) at the offices of the Company, 21 Yegia Kapayim Street, Kiryat Arye, Petach Tikva 49130, Israel, and at any adjournment or adjournments thereof, hereby revoking any prior proxies to vote said shares, upon the following items of business more fully described in the notice of and proxy statement for such Annual General Meeting (receipt of which is hereby acknowledged):

THIS PROXY WHEN PROPERLY EXECUTED WILL BE VOTED AS SPECIFIED. IF NO DIRECTION IS GIVEN, THIS PROXY WILL BE VOTED FOR: (i) THE ELECTION OF THE NOMINEES FOR DIRECTOR IN ITEM 1; (ii) RATIFICATION AND APPROVAL OF THE COMPENSATION TO THE COMPANY'S DIRECTORS (EXCLUDING EXTERNAL DIRECTORS AND DIRECTORS WHO ARE EMPLOYEES OF THE COMPANY) IN ITEM 2 AND (iii) THE REAPPOINTMENT OF KOST FORER GABBAY & KASIERER IN ITEM 3.

(Continued and to be signed on the reverse side)

ANNUAL GENERAL MEETING OF SHAREHOLDERS OF

GILAT SATELLITE NETWORKS LTD.

December 31, 2012

NOTICE OF INTERNET AVAILABILITY OF PROXY MATERIAL:

The Notice of Meeting, proxy statement and proxy card
are available at www.gilat.com

Please sign, date and mail
your proxy card in the
envelope provided as soon
as possible.

↓  Please detach along perforated line and mail in the envelope provided.  ↓

■	00003333330302030000 7	123112

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THE ELECTION OF THE NOMINEES FOR DIRECTOR IN ITEM 1, “FOR” THE RATIFICATION AND APPROVAL OF THE COMPENSATION TO THE COMPANY’S DIRECTORS (EXCLUDING EXTERNAL DIRECTORS AND DIRECTORS WHO ARE EMPLOYEES OF THE COMPANY) IN ITEM 2, AND “FOR” THE REAPPOINTMENT OF KOST FORER GABBAY & KASIERER IN ITEM 3.
PPLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒
Item 2 requires an indication of “Personal Interest” (as defined under the Israeli Companies Law) in the resolution. Unless indicated otherwise, by signing this Proxy, the undersigned hereby explicitly certifies that it has no “Personal Interest” in Item 2.		(1)	To elect six members of the Board of Directors each to serve until the close of the next Annual General Meeting, and until their successors have been duly elected and qualified.
				FOR	AGAINST	ABSTAIN
For information regarding the definition of “Personal Interest”, please see the explanation in Proposal II of the Proxy Statement.			Jeremy Blank	☐	☐	☐

			Amiram Boehm	☐	☐	☐

			Ishay Davidi	☐	☐	☐

			Gilead Halevy	☐	☐	☐

			Amiram Levinberg	☐	☐	☐

			Kainan Rafaeli	☐	☐	☐

		(2)	To ratify and approve compensation to the Company's Directors (excluding External Directors and Directors who are employees of the Company), as described in the Proxy Statement.	☐	☐	☐
				YES	NO
			Do you have a personal interest in item 2 above?	☐	☐

				FOR	AGAINST	ABSTAIN
		(3)	To ratify and approve the reappointment of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, as the independent registered public accountants of Gilat Satellite Networks Ltd. for the fiscal year ending December 31, 2012 and for such additional period until the next annual general meeting of shareholders; and to authorize the Board of Directors to fix the compensation of the independent accountants.	☐	☐	☐
To change the address on your account, please check the box at right and indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via this method.	☐

Signature of Shareholder	Date:	Signature of Shareholder	Date:

■	Note:	Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.	■